UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

Quaker Chemical Corporation
Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 –8

Additional Information*

Schedule I – Schedule of Assets (Held at End of Year)	9

*      Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	10

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Quaker Chemical Corporation Retirement Savings Plan
Conshohocken, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
June 23, 2014

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013		2012
Assets
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$3,309,361		$2,432,158
Vanguard 500 Index Fund Investor Shares	13,230,806	*	10,146,566	*
Vanguard Balanced Index Fund Investor Shares	2,608,318		2,370,555
Vanguard Extended Market Index Fund Investor Shares	3,895,147	*	2,654,373
Vanguard International Growth Fund Investor Shares	3,399,912		2,874,111
Vanguard Prime Money Market Fund	6,298		69
Vanguard Target Retirement 2010 Fund	713,336		690,856
Vanguard Target Retirement 2015 Fund	1,558,787		1,344,885
Vanguard Target Retirement 2020 Fund	2,208,207		1,744,064
Vanguard Target Retirement 2025 Fund	2,973,103		1,701,564
Vanguard Target Retirement 2030 Fund	1,434,642		1,179,395
Vanguard Target Retirement 2035 Fund	1,331,353		810,441
Vanguard Target Retirement 2040 Fund	672,964		544,086
Vanguard Target Retirement 2045 Fund	515,764		369,449
Vanguard Target Retirement 2050 Fund	434,807		249,424
Vanguard Target Retirement 2055 Fund	151,034		73,427
Vanguard Target Retirement 2060 Fund	9,393		—
Vanguard Target Retirement Income	1,294,371		1,055,279
Vanguard Total Bond Market Index Fund Investor Shares	5,158,818	*	6,059,927	*
Vanguard U.S. Growth Fund Investor Shares	3,107,109		2,031,872
Vanguard Windsor II Fund Investor Shares	3,323,184		2,317,291
Total registered investment companies	51,336,714		40,649,792
Vanguard Retirement Savings Trust	12,550,578	*	11,930,481	*
Quaker Chemical Corporation Stock Fund	24,771,426	*	17,306,162	*
Vanguard Brokerage Option:
Common stock	959,706		389,345
Registered investment companies	94,881		40,452
Total investments, at fair value	89,713,305		70,316,232
Receivables:
Employer's contributions	109,323		104,898
Participant notes receivable	1,470,304		1,507,502
Total receivables	1,579,627		1,612,400

Total assets	91,292,932		71,928,632

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(340,277)		(600,610)

Net assets available for benefits	$90,952,655		$71,328,022

* Represents 5% or more of beginning net assets available for benefits

The accompanying notes are an integral part of the financial statements

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended
	December 31,
	2013	2012
Additions
Investment income:
Interest and dividend income, investments	$1,923,558	$1,601,379
Net increase in fair value of investments	15,669,341	8,525,662
	17,592,899	10,127,041

Interest income, participant notes receivable	60,011	63,164

Contributions:
Employer	2,090,990	2,072,146
Participant	3,396,591	3,618,924
	5,487,581	5,691,070

Total additions	23,140,491	15,881,275

Deductions:
Payment of benefits	3,515,858	3,058,922
Total deductions	3,515,858	3,058,922

Net increase	19,624,633	12,822,353

Net assets available for plan benefits:
Beginning of year	71,328,022	58,505,669
End of year	$90,952,655	$71,328,022

The accompanying notes are an integral part of the financial statements

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document provides a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of Quaker Chemical Corporation (the “Company”) and adopting affiliates (AC Products, Inc.  (“AC”) and Epmar Corporation (“Epmar”)). The Plan is administered by the Pension Committee, which is appointed by the Company’s Board of Directors and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company and adopting affiliates are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.

Plan Amendments

The plan was amended effective January 1, 2013 to broaden the forms of rollover contributions to be accepted by the plan; effective May 21, 2013 to include certain provisions pertaining to employees hired by Quaker Chemical Corporation as a result of the Company’s acquisition of MacDermid, Inc.; and to include a provision for a non-elective nondiscretionary contribution to collectively bargained participants to the extent provided for under the terms of the applicable collective bargaining agreement, to be effective January 1, 2014.  Also, see Note 8 (Subsequent Events) for further information pertaining to changes effective after the date of these financial statements.  In November 2012, the plan was amended to reflect certain technical comments made by the Internal Revenue Service in connection with the Plan’s favorable determination letter application (See Note 7).

Contributions

Participants may elect to contribute on a before-tax and/or after-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits.  At the discretion of the Pension Committee, the Plan matches 50% of each participant's contribution up to 6% of compensation.  In addition, the Plan provides for a non-elective nondiscretionary contribution on behalf of Company non-collective bargaining participants who have completed one year of service equal to 3% of the eligible participant's compensation (see also Note 8).  All employer contributions may be allocated to the Company Stock Fund, at the sole discretion of the Pension Committee.  Participants may diversify the investment of Plan funds that are automatically invested in the Company Stock Fund.

The Company’s Board of Directors (and AC’s Board of Directors, with respect to AC participants) reserves the right to make future discretionary non-elective contributions, which are allocated on the basis of eligible participants’ applicable compensation.  Upon completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement.  Epmar participants are not eligible for a discretionary non-elective contribution.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of Internal Revenue Code Section 414(v). No Company matching contributions are made with respect to catch-up contributions.

The Company makes its non-elective nondiscretionary contribution and a portion of its discretionary matching contribution in shares of Company common stock.  Non-cash contributions made by the Company were $1,614,353 and $1,601,138 in 2013 and 2012, respectively.

Participant Accounts

Each participant’s account is credited or deducted with the participant’s contribution and any applicable expenses and allocation of the Company’s contributions and any Plan earnings and losses.

Participant Notes Receivable

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years except for principal residence loans.  Interest rates on outstanding participant notes receivable at December 31, 2013 and December 31, 2012 ranged from 4.25% to 9.75%.  Principal and interest is paid ratably through periodic payroll deductions.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account.  In addition, a participant may elect to take an in-service distribution from their rollover account prior to reaching age 59 ½, and from all accounts upon reaching age 59 ½.  If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who are actively employed and who meet certain requirements may take a hardship withdrawal from their elective contributions.  Participants who receive a hardship withdrawal will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Vesting

Upon entering the Plan, participants are fully vested in Company matching contributions, Company discretionary non-elective contributions, Company nondiscretionary non-elective contributions and employee deferrals plus actual earnings.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would remain 100% vested.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administration of Plan Assets

The Plan’s assets are held by the Trustee of the Plan.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the plan.   Substantially all administrative expenses, including the Trustee’s and audit fees, are paid directly by the Company.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Plan management determines the Plan’s valuation policies utilizing information provided by the Trustee.  Refer to Note 4 – Fair Value Measures for further information.

Purchases and sales of investments are recorded on a trade-date basis. Net increase in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Participant Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  No allowance for credit losses was recorded as of December 31, 2013 or December 31, 2012.  Delinquent notes receivable from participants are recorded as a benefit payment when the Plan Administrator deems the participant note receivable to be in default based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Risks and Uncertainties

The Plan provides for investment options in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – VANGUARD RETIREMENT SAVINGS TRUST

The Vanguard Retirement Savings Trust (“VRST”) is composed of an investment in a trust which invests in fully benefit-responsive contracts.  Based on the Financial Accounting Standards Board’s (“FASB”) guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the plan.

Contract value, as reported by VRST, represents contributions made under the contract, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The difference between fair value and contract value of the underlying investments is reflected over time through the crediting rate formula provided for in the master trust’s investment contracts. The crediting interest rate is reset quarterly based on the performance of the underlying assets.  Certain events limit the Plan’s ability to transact at contract value, including: 1) Premature termination of the contracts by the Plan; 2) Plan termination; and 3) Bankruptcy of the Plan sponsor.  The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.  Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to pre-established investment guidelines.

The Plan’s investment in the VRST is included in the Statements of Net Assets Available for Benefits at its fair value, which is adjusted to contract value on a separate adjustment line to derive net assets available for benefits.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield earned by the VRST was 1.73% and 2.37% for the years ended December 31, 2013 and December 31, 2012, respectively, but the average yield that was earned by the VRST credited to the trust’s participants was 1.71% and 2.34% for the years ended December 31, 2013 and December 31, 2012, respectively.

NOTE 4 – FAIR VALUE MEASURES

The Plan applies the guidance of the FASB regarding fair value measurements, which establishes a common definition for fair value to be applied to guidance requiring use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.  Specifically, the guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies, which represent the net asset values of shares held by the Plan, are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Common Stock Fund

The common stock fund is comprised of investments in the Quaker Chemical Stock Fund, which is composed of shares of the Company and uninvested cash.  The shares of the Company are traded in an exchange and active market and are classified as a Level 1 investment.

Common Stock

Common stock is valued at quoted market prices in an exchange and active market, and is classified as a Level 1 investment.

Common/Collective Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption Net Asset Value (NAV) of units owned by the Plan at year end.  Units of the trust are not available in an active exchange and active market; however, the fair value is determined based on the underlying investments in the Trust as traded in an exchange and active market and is classified as a Level 2 investment.  The NAV, as provided by the trustee, is used to estimate the fair value of the underlying investments held by the fund less any obligations.  The common/collective trust is redeemed on a daily basis and does not have any redemption restrictions or unfunded commitments.

The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2013 and December 31, 2012, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2013
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2013	Level 1	Level 2	Level 3
Large-capitalization registered investment companies	$19,743,269	$19,743,269	$—	$—
Mid-capitalization registered investment companies	3,895,147	3,895,147	—	—
Small-capitalization registered investment companies	3,309,361	3,309,361	—	—
Large-capitalization international registered investment companies	3,399,912	3,399,912	—	—
Fixed-income registered investment companies	5,158,818	5,158,818	—	—
Balanced fund registered investment companies	15,906,079	15,906,079	—	—
Small-capitalization common stock fund	24,771,426	24,771,426	—	—
Common stock	959,706	959,706	—	—
Money market fund registered investment companies	19,009	19,009	—	—
Common/collective trust	12,550,578	—	12,550,578	—

Total	$89,713,305	$77,162,727	$12,550,578	$—

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

		Fair Value Measurements at December 31, 2012
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2012	Level 1	Level 2	Level 3
Large-capitalization registered investment companies	$14,504,573	$14,504,573	$—	$—
Mid-capitalization registered investment companies	2,654,373	2,654,373	—	—
Small-capitalization registered investment companies	2,432,158	2,432,158	—	—
Large-capitalization international registered investment companies	2,874,111	2,874,111	—	—
Fixed-income registered investment companies	6,059,927	6,059,927	—	—
Balanced fund registered investment companies	12,133,425	12,133,425	—	—
Small-capitalization common stock fund	17,306,162	17,306,162	—	—
Common stock	389,345	389,345	—	—
Money market fund registered investment companies	31,677	31,677	—	—
Common/collective trust	11,930,481	—	11,930,481	—

Total	$70,316,232	$58,385,751	$11,930,481	$—

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for plan investments. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.  Fees incurred by the Plan for investment management services are included in the net increase in the fair value of investments.

Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6 - INVESTMENTS

The Plan’s investments, which include gains and losses on investments bought and sold as well as held during the year, increased in value as follows:

	For the Year Ended
	December 31,
	2013	2012
Registered investment companies	$8,078,268	$3,499,164
Common stock	7,591,073	5,026,498
	$15,669,341	$8,525,662

NOTE 7 – TAX STATUS

The Internal Revenue Service (“IRS”) informed the Company by letter dated September 27, 2012 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has since been amended and the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.  The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which generally relate to the three prior years.

NOTE 8 – SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2014 to allow eligible employees of G. W. Smith & Sons, Inc. (“G. W. Smith”) and Summit Lubricants, Inc. (“Summit”) to become participants in the Plan.  Concurrent with the amendment, G. W. Smith and Summit became adopting affiliates.  The Plan was further amended to merge the G. W. Smith 401(k) Profit Sharing Plan and the Summit 401(k) Plan into the Quaker Chemical Corporation Retirement Savings Plan.  The mergers were effective as of January 1, 2014 and the transfers of assets occurred in May of 2014.  G. W. Smith and Summit participants are not eligible for the Plan’s discretionary non-elective contribution.

As of January 1, 2014, participants who are subject to the collective bargaining agreement with UAW Local 174 became eligible for the non-elective nondiscretionary contribution, equal to 3% of the eligible participant’s compensation, to the extent the participants have completed one year of service.

                                                                                                                                                                             Schedule I
Quaker Chemical Corporation
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2013

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value (a)
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$3,309,361
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	13,230,806
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	2,608,318
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	3,895,147
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	3,399,912
*	Vanguard Prime Money Market Fund	Registered Investment Company	6,298
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	713,336
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,558,787
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	2,208,207
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	2,973,103
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	1,434,642
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,331,353
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	672,964
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	515,764
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	434,807
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	151,034
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	9,393
*	Vanguard Target Retirement Income	Registered Investment Company	1,294,371
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	5,158,818
*	Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	3,107,109
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	3,323,184
*	Vanguard Brokerage Option	Vanguard Brokerage Option	1,054,587
*	Vanguard Retirement Savings Trust	Common/Collective Trust	12,210,301
*	Quaker Chemical Corporation	Common Stock Fund	24,771,426
*	Participant notes receivable	(4.25% to 9.75%)	1,470,304
			$90,843,332

*       Party in Interest
(a)     Cost is not required for participant directed investments

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan
June 23, 2014	By:	/s/ Margaret M. Loebl
Vice President, Chief Financial Officer and Treasurer